China Education Resources Inc.

(formerly, China Ventures Inc.)

1118 Cathedral Place

925 West Georgia Street

Vancouver, British Columbia

V6C 3L2

December 31, 2004

VIA EDGAR AND FACSIMILE Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, NW Washington, D.C. 20549 Mail Stop 04-07 Attn: Cheryl Grant

Re:

China Education Resources Inc. (formerly, China Ventures Inc.)
Withdrawal Request Related to the Registration Statement on Form 10-SB

Filed on November 5, 2004 (SEC File No. 000-50899)

Ladies and Gentlemen:

China Education Resources Inc. ((formerly, China Ventures Inc.) (the “Registrant”) hereby requests withdrawal of its registration statement on Form 10-SB (SEC File No. 0-50899) filed with the Securities and Exchange Commission on November 5, 2004.

Please contact Kenneth Sam at Dorsey & Whitney LLP, counsel to the Registrant, at 206-903-8804 with any questions.

Very truly yours,

China Education Resources Inc.
(formely, China Ventures Inc.)

/s/ Ron Shon

Ron Shon, President

cc:

Kenneth Sam, Dorsey & Whitney LLP